Exhibit 99.1

GoldMining Commences Environmental Baseline and Permitting Work in Conjunction with Pre-Feasibility Study at São Jorge, Brazil

Vancouver, British Columbia – November 5, 2026 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce that, in conjunction with the previously announced pre-feasibility study ("PFS"), the Company has commenced environmental and socioeconomic baseline studies required for the preparation of the Environmental Impact Assessment (“EIA”) and Environmental Impact Report (“RIMA”) to support the multistep licensing and permitting process at its 100%-owned São Jorge Gold Project ("São Jorge" or the "Project"), located in Pará State, Brazil.

Highlights:

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PFS Engineering Lead: The Company has engaged global engineering firm SLR Consulting (“SLR”) to lead the multidisciplinary engineering and metallurgical work required for the PFS. SLR will drive these activities from its offices in Belo Horizonte, a major hub for the Brazilian mining industry.

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Environmental & Permitting Lead: CLAM Environmental (“CLAM”) has been engaged to execute the environmental and socioeconomic baseline studies required for the preparation of the EIA and the RIMA to support the multistep licensing and permitting process in Brazil.

●	Deep Local Expertise: Both firms have technical familiarity with the Pará State mining jurisdiction. SLR authored the Project's existing Technical Report, including its Mineral Resource Estimate, and CLAM has a strong permitting track record, including its environmental work on the neighbouring Tocantinzinho Project.

●	Infill Drilling Update: Three diamond core drill rigs are currently turning on site, with over 1,000 metres safely drilled to date in the planned 6,000-metre program, which is designed to improve confidence in the current Mineral Resource Estimate and to provide the geotechnical and metallurgical data necessary to inform the conceptual mine plan and process flowsheet for the PFS.

Alastair Still, Chief Executive Officer of GoldMining, commented: “São Jorge remains a priority project for GoldMining, and our ramp-up of activities reflect our efforts to advance São Jorge through the pre-feasibility and permitting stages. With three drills currently turning on site and over 1,000 metres already safely completed, we are making steady progress at São Jorge. Advancing a project through pre-feasibility and permitting requires technical partners who bring both global rigour and local expertise. By engaging SLR and CLAM, we have retained two reputable firms with substantial experience in Brazil. SLR’s familiarity with our deposit and CLAM’s permitting experience in Pará State position us well as we integrate this new drill data to advance the Project.”

Advancing the 2026 Infill Drill Program

The Company's diamond drilling campaign is actively advancing with three rigs currently executing the planned 6,000-metre program, with over 1,000 metres safely drilled to date. The campaign is designed to reduce drill spacing in areas currently classified as Inferred Mineral Resources, particularly around the margins of the deposit’s main mineralized core. This infill strategy targets improved interpreted geological and geostatistical continuity to support an updated MRE (see Figure 1).

In addition to resource conversion, the program will yield fresh core samples to facilitate advanced mineralogical sampling and metallurgical testing, as well as essential data for the geotechnical stability analysis of the proposed open pit and major site facilities.

Figure 1: Oblique view of the São Jorge deposit showing current Indicated Mineral Resources (yellow) and Inferred Mineral Resources (green) from the MRE, overlaid with proposed planned drill locations (red), historical drillholes (black) and the conceptual open pit outline from the PEA, as detailed in the Technical Report (as defined below).

Engagement of SLR Consulting for the Pre-Feasibility Study

GoldMining has engaged SLR to lead the multidisciplinary engineering and metallurgical efforts required for the PFS. SLR partners with mining and minerals clients globally as their trusted advisors, having built a global industry reputation for high-quality work and integrity. As a global engineering consultancy with extensive expertise in the mining sector, SLR brings significant experience preparing robust technical reports in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

SLR has vast operational experience in Latin America and is already highly familiar with the São Jorge asset as the author of the existing MRE. The firm will lead the PFS workstreams from its offices in Belo Horizonte, ensuring the study benefits from proximity to Brazil's premier mining and mining service sectors.

Engagement of CLAM Environmental for Baseline & EIA Studies

To oversee the critical environmental and social parameters of the Project, the Company has engaged CLAM to execute environmental and socioeconomic baseline studies. This work is the foundational step leading to the preparation of the EIA and RIMA, which are required for the multistep licensing process in Brazil.

CLAM provides environmental management, corporate sustainability and integrated ESG consulting services. With nearly 30 years of experience providing technical solutions for integrated social and environmental management, CLAM has an established track record of engagement with the Pará State Secretariat of Environment, Climate and Sustainability (SEMAS). The firm has extensive experience in Brazil’s mining industry, including environmental work on the Tocantinzinho Project, located in the same region as São Jorge.

About São Jorge

The São Jorge Gold Project is located in the Tapajós gold district in Pará State, Brazil, adjacent to regional highway BR-163. It is a granite-hosted, intrusion-related gold mineral system.

On June 11, 2026, the Company announced a PEA for São Jorge that modelled a conventional open-pit operation and gravity/leach circuit processing 5,500 tonnes per day ("tpd") (1.9 million tonnes per annum ("Mtpa")) over a 10.6-year mine life. The PEA modelled a base case after-tax net present value at a 5% discount rate ("NPV5%") of US$532 million and an after-tax internal rate of return ("IRR") of 42.4%, utilizing a base case gold price of US$3,500 per ounce ("oz"), supported by a stable production profile averaging 51,250 oz of gold annually.

The PEA is preliminary in nature and includes Inferred Mineral Resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the PEA, including the conceptual economics set out therein, will be realized.

For further information regarding the Project, including the PEA referenced in this news release, please refer to the technical report titled “NI 43-101 Technical Report and Preliminary Economic Assessment for the São Jorge Gold Project, Pará State, Brazil” with an effective date of June 9, 2026 (the "Technical Report"), which is available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Qualified Person

Imola Götz, M.Sc., P.Eng., F.E.C., Vice President, Project Development of the Company, a "qualified person" as defined in NI 43-101, has supervised the preparation of, verified and approved the scientific and technical information contained in this news release. Ms. Götz is not independent of the Company.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia and Peru.

For additional information, please contact:

Martin Dumont
VP, Corporate Development & Investor Relations
Telephone: (855) 630-1001
Email: info@goldmining.com

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements regarding the scope, timing and expected outcomes of the PFS and environmental and socioeconomic baseline studies and the preparation of the EIA and RIMA; the licensing and permitting process for the Project; the anticipated contributions of SLR and CLAM; the timing, scope and objectives of the infill drilling program, and the objective to upgrade existing mineral resource estimates; the potential for any future development decision or advancement of the Project; the results of the PEA; the Company’s plans and expectations regarding future opportunities and proposed work and future studies at the Project; and the Company’s other plans and expectations regarding the Project. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, including assumptions that drilling, baseline and study work will proceed as planned, that contractors, consultants, equipment and personnel will be available on a timely basis, that drilling results will support the planned resource conversion, and that required permits, licences and financing will be obtained. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties; fluctuating metal prices; unanticipated costs, expenses and delays; risks related to government and environmental regulation, social, community, permitting and licensing matters; and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMining’s Annual Information Form for the year ended November 30, 2025, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.